UNITED STATES

securities and exchange commission

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

News Corporation
(Name of Issuer)

Class B Common Stock, $.01 par value
(Title of Class of Securities)

65248E203
(CUSIP Number)

November 3, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Liberty Media Corporation 84-1288730
2	check the appropriate box if a member of a group (see instructions) (a) (b)
3	sec use only
4	citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 96,000,000 shares of Class B Common Stock
	6	shared voting power 0
	7	sole dispositive power 96,000,000 shares of Class B Common Stock
	8	shared dispositive power 0
9	aggregate amount beneficially owned by each reporting person 96,000,000 shares of Class B Common Stock
10	check if the aggregate amount in row (9) excludes certain shares (see instructions)
11	percent of class represented by amount in row (9) 9.1%[1]
12	type of reporting person (see instructions) CO

1       Based upon 1,050,578,808 shares of Class B Common Stock outstanding, which number was derived from filings by the Issuer’s predecessor with the Australian Stock Exchange and other available information with respect to the Issuer and its predecessor.

Item 1.
Item 1(a)	Name of Issuer:		News Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices:		1211 Avenue of the Americas New York, NY 10036

Item 2.
Item 2(a)	Name of Person Filing:		Liberty Media Corporation
Item 2(b)	Address of Principal Business Office or, if none, Residence:		12300 Liberty Boulevard Englewood, Colorado 80112
Item 2(c)	Citizenship:		Delaware
Item 2(d)	Title of Class of Securities:		Class B Common Stock, $.01 par value
Item 2(e)	CUSIP Number:		65248E203

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount Beneficially Owned: 96,000,000 shares
(b) Percent of Class: 9.1%
(c) Number of shares as to which such person has:
Sole power to vote or to direct the vote: 96,000,000 shares
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition of: 96,000,000 shares
Shared power to dispose or to direct the disposition of: None
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, Check the following  [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 12, 2004

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
Name:	Charles Y. Tanabe
Title:	Senior Vice President and General Counsel

Attention:             Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).